July 25, 2007	direct phone: 515-242-2459 direct fax: 515-323-8559 email: bandstra@brownwinick.com

Pamela A. Long
Assistant Director
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prairie Creek Ethanol, LLC
Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2
Filed May 31, 2007
File No. 333-141585

Dear Ms. Long:

We are in receipt of your letter dated June 22, 2007 providing comments on our registration statement on Form SB-2 as filed on May 31, 2007. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses.

Prospectus Summary, page 1

1. Please clarify, if true, that the net proceeds listed here are net of your anticipated $550,000 of offering expenses. Otherwise, investors might be confused as this information appears to be inconsistent with cover page disclosure of the proceeds to the company.

RESPONSE: The prospectus has been revised as suggested.

Subscription Procedures, page 1

2. We note disclosure that until the investors have paid the balance due on the notes, the company will have a security interest in the units, but also that until the notes are called, investors will only have a contractual right to acquire the units upon payment and will have no other rights as members. It is unclear to us at what point the investors will actually own the units and how they might grant a security interest in the units if they do not own them until they have paid the notes. Similarly, the legality opinion states that the units will be fully paid “when issued and sold in the manner referred to in the registration statement . . .” We assume that this means that the notes will have been fully paid, but please clarify this point. Otherwise, please tell us whether the promissory notes constitute valid consideration for the units under Iowa law.

July 25, 2007

RESPONSE: The promissory note states that a purchase money security interest is being granted by the subscriber to the Company in all of the subscriber’s “now owned or hereafter acquired” membership units. The prospectus has been revised to clarify this point. If the subscriber previously purchased units in the Company during the seed capital private placement, previously purchased other units in the registered offering or acquired units at some later date, the security interest will attach to those units. A security interest in the units that are the subject of the promissory note will be of little value to the Company given that such units will not be issued until the subscriber has actually paid for the units. The primary purpose of the promissory note is to create an enforceable obligation on the part of the subscriber to pay the outstanding balance of the purchase price for the membership units. Additionally, we have clarified that the Company’s membership units will be issued and sold, if at all, only after a subscriber’s note has been fully paid.

3. Where you state that you will call the balance of the notes at any time after you sell the minimum offering amount, and that you may choose to wait to call the balance for a variety of reasons, please clarify that you will in any case call the balance no later than the tenth day of the eleventh month after the date of the prospectus, consistent with disclosure elsewhere in your document.

RESPONSE: The prospectus has been revised as suggested.

Legal Opinion

4. Please file a counsel’s consent to the inclusion of the opinion as an exhibit to the registration statement and to references to counsel in the prospectus. We note that the exhibit list contemplates that this consent is included in Exhibit 5.1, but that it does not appear there. Please either revise Exhibit 5.1 or file a separate consent.

RESPONSE: Exhibit 5.1 has been revised to include this consent.

Additional Changes/Updates by the Registrant

The Registrant would like to direct the Commission's attention to additional updates and changes to Pre-Effective Amendment No. 2 to Pre-Effective Amendment No. 1 as follows:

The Registrant has updated industry information.

The Registrant has withdrawn its registration in the state of Nebraska.

The Registrant has added language regarding biobutanol to its risk factor regarding the advancement of alternative fuels.

The Registrant has clarified language in the prospectus regarding the possibility of financing corn inventory from Gold-Eagle Cooperative in exchange for membership units.

July 25, 2007

The Registrant has included new suitability standards for investors in the state of Iowa.

The Registrant has updated references to the Escrow Agreement to reflect the agreement as executed.

The Registrant has updated and clarified its subscription procedures.

The Registrant has updated the anticipated construction schedule.

The Registrant has clarified its disclosure regarding available options after the release of offering proceeds from escrow but prior to closing debt financing.

The Registrant has clarified its risk factors related to tax issues and section regarding federal income tax consequences of owning membership units.

The Registrant has disclosed that it will consult with its advisors regarding questions posed by prospective investors requiring additional assistance.

The Registrant has updated the capitalization table to reflect net offering proceeds.

The Registrant has modified its disclosure regarding indemnification for Securities Act liabilities.

Other Non-Substantive Revisions

In addition to the above-described changes and updates, the Registrant has made numerous formatting, grammar-related and/or typographical revisions, none of which altered the substance of its registration statement.

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Very truly yours, /s/ Valerie D. Bandstra Valerie D. Bandstra

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